SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 2)

COMVERGE, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

205859101
(CUSIP Number)

Ardsley Advisory Partners
262 Harbor Drive, 4th Floor
Stamford, CT 06902
Attention: Steven Napoli
(203) 564-4230
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 26 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205859101	SCHEDULE 13D/A	Page 2 of 26 Pages

1	NAME OF REPORTING PERSON Ardsley Partners Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,062,800 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,062,800 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,062,800 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.2%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 205859101	SCHEDULE 13D/A	Page 3 of 26 Pages

1	NAME OF REPORTING PERSON Ardsley Partners Institutional Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 866,500 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 866,500 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 866,500 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.4%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 205859101	SCHEDULE 13D/A	Page 4 of 26 Pages

1	NAME OF REPORTING PERSON Ardsley Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 70,700 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 70,700 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 70,700 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.3%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 205859101	SCHEDULE 13D/A	Page 5 of 26 Pages

1	NAME OF REPORTING PERSON Ardsley Partners Renewable Energy Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 879,600 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 879,600 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 879,600 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.5%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 205859101	SCHEDULE 13D/A	Page 6 of 26 Pages

1	NAME OF REPORTING PERSON Ardsley Renewable Energy Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 62,300 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 62,300 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 62,300 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 205859101	SCHEDULE 13D/A	Page 7 of 26 Pages

1	NAME OF REPORTING PERSON Ardsley Advisory Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,230,000 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,230,000 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,230,000 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 12.7%
14	TYPE OF REPORTING PERSON* PN; IA

CUSIP No. 205859101	SCHEDULE 13D/A	Page 8 of 26 Pages

1	NAME OF REPORTING PERSON Ardsley Partners I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,808,900 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,808,900 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,808,900 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 11.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 205859101	SCHEDULE 13D/A	Page 9 of 26 Pages

1	NAME OF REPORTING PERSON Philip J. Hempleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,230,000 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,230,000 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,230,000 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 12.70%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 205859101	SCHEDULE 13D/A	Page 10 of 26 Pages

1	NAME OF REPORTING PERSON Spencer Hempleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 117,000 shares of common stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 117,000 shares of common stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 117,000 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.5%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 205859101	SCHEDULE 13D/A	Page 11 of 25 Pages

1	NAME OF REPORTING PERSON Benjamin Ian Block
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500 shares of common stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,500 shares of common stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,500 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 205859101	SCHEDULE 13D/A	Page 12 of 25 Pages

1	NAME OF REPORTING PERSON Steven Napoli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000 shares of common stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,000 shares of common stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,000 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 205859101	SCHEDULE 13D/A	Page 13 of 25 Pages

This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends and supplements the Schedule 13D Amendment No. 1 filed on December 15, 2011 ("Amendment No. 1") which amended and supplemented the Schedule 13D filed on August 11, 2011 (the "Original Schedule 13D", and together with Amendment No. 1 and this Amendment No. 2, the "Schedule 13D"), with respect to the shares of common stock, par value $0.001 per share (the "Shares") of Comverge, Inc. (the "Issuer"). Except as set forth herein, the Schedule 13D is unmodified.

Item 2.	Identity and Background.

Item 2(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is filed by:

(i) Ardsley Partners Fund II, L.P., a Delaware limited partnership ("AP II"), with respect to the shares of Common Stock, par value $0.001 per share ("Common Stock") directly held by it;

(ii) Ardsley Partners Institutional Fund, L.P., a Delaware limited partnership ("Ardsley Institutional"), with respect to the shares of Common Stock directly held by it;

(iii) Ardsley Offshore Fund, Ltd., a British Virgin Islands corporation ("Ardsley Offshore"), with respect to the shares of Common Stock directly held by it;

(iv) Ardsley Partners Renewable Energy Fund, L.P., a Delaware limited partnership ("Ardsley Energy"), with respect to the shares of Common Stock directly held by it;

(v) Ardsley Renewable Energy Offshore Fund, Ltd., a British Virgin Islands Corporation ("Ardsley Energy Offshore"), with respect to the shares of Common Stock directly held by it;

(vi) Ardsley Advisory Partners, a New York general partnership ("Ardsley") which serves as Investment Manager of Ardsley Offshore and Ardsley Energy Offshore and as Investment Adviser of AP II, Ardsley Institutional, Ardsley Energy and a certain managed account, with respect to the shares of Common Stock directly held by Ardsley Offshore, Ardsley Energy Offshore, AP II, Ardsley Institutional, Ardsley Energy and the certain managed account;

(vii) Ardsley Partners I, a New York general partnership ("Ardsley Partners") which serves as General Partner of AP II, Ardsley Institutional and Ardsley Energy with respect to the shares of Common Stock directly held by AP II, Ardsley Institutional and Ardsley Energy;

(viii) Mr. Philip J. Hempleman, the Managing Partner of Ardsley and Ardsley Partners, with respect to the shares of Common Stock directly held by AP II, Ardsley Institutional, Ardsley Energy, Ardsley Offshore, Ardsley Energy Offshore and the managed account;

(ix)Mr. Spencer Hempleman, a partner of Ardsley and Ardsley Partners, with respect to the shares of Common Stock directly held by him; and

(x) Mr. Benjamin Ian Block, a partner of Ardsley and Ardsley Partners, with respect to the shares of Common Stock directly held by him.

CUSIP No. 205859101	SCHEDULE 13D/A	Page 14 of 25 Pages

(xi) Mr. Steven Napoli, a partner of Ardsley and Ardsley Partners, with respect to the shares of Common Stock directly held by him.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

Item 2(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The principal business of: (i) AP II is to serve as a private investment limited partnership, (ii) Ardsley Institutional is to serve as a private investment limited partnership, (iii) Ardsley Offshore is to serve as a private investment exempted company, (iv) Ardsley Energy is to serve as a private investment limited partnership, (v) Ardsley Energy Offshore is to serve as a private investment exempted company, (vi) Ardsley is to serve as investment manager to a variety of private investment funds, including AP II, Ardsley Institutional, Ardsley Offshore, Ardsley Energy and Ardsley Energy Offshore and to make investment decisions on behalf of these private investment funds, (vii) Ardsley Partners is to serve as the general partner of AP II, Ardsley Institutional and Ardsley Energy; (viii) Mr. Philip Hempleman, an individual, is to serve as Managing Partner of Ardsley and Ardsley Partners; (ix) Mr. Spencer Hempleman, an individual, is to serve as a partner of Ardsley and Ardsley Partners; (x) Mr. Benjamin Ian Block, an individual, is to serve as a partner of Ardsley and Ardsley Partners; and (xi) Mr. Steven Napoli, an individual, is to serve as a partner of Ardsley and Ardsley Partners.

Item 2(f) of the Schedule 13D is hereby amended and restated in its entirety as follows:

APII, Ardsley Institutional and Ardsley Energy are limited partnerships organized under the laws of the State of Delaware.  Ardsley Offshore and Ardsley Energy Offshore are companies organized under the laws of the British Virgin Islands.  Ardsley and Ardsley Partners are general partnerships organized under the laws of the State of New York.  Each of Mr. Philip Hempleman, Mr. Spencer Hempleman, Mr. Benjamin Ian Block and Mr. Steven Napoli is a United States citizen.

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons have executed a Joint Acquisition Statement, dated January 6, 2012, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit A.  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Annex A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

CUSIP No. 205859101	SCHEDULE 13D/A	Page 15 of 26 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

Funds for the purchase of the Shares by APII, Ardsley Institutional, Ardsley Offshore, Ardsley Energy and Ardsley Energy Offshore reported herein were derived from general working capital and margin account borrowings made in the ordinary course of business.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time.  Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.  Each of Mr. Spencer Hempleman, Mr. Benjamin Ian Block and Mr. Steven Napoli used funds from his respective personal account.  A total of approximately $11.5 million dollars was paid to acquire the Shares reported herein.

Item 5.	Interest in Securities of the Company.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate number and percentage of Shares to which this Schedule 13D relates is 3,350,500 Shares, constituting approximately 13.2% of the 25,430,700 Shares outstanding as of December 1, 2011, as reported in the Issuer's Prospectus Supplement to the Prospectus Dated November 10, 2009, filed on December 1, 2011.

A. Ardsley Partners Fund II, L.P.

	(a)	As of the date hereof, APII may be deemed the beneficial owner of 1,062,800 Shares.

Percentage: Approximately 4.2% as of the date hereof.

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,062,800 Shares
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,062,800 Shares

	(c)	See Annex A attached hereto.

	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

	(e)	Not applicable.

CUSIP No. 205859101	SCHEDULE 13D/A	Page 16 of 26 Pages

B.	Ardsley Partners Institutional Fund, L.P.

	(a)	As of the date hereof, Ardsley Institutional may be deemed the beneficial owner of 866,500 Shares.

Percentage: Approximately 3.4% as of the date hereof.

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 866,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 866,500

	(c)	See Annex A attached hereto.

	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

	(e)	Not applicable.

C.	Ardsley Offshore Fund, Ltd.

	(a)	As of the date hereof, Ardsley Offshore may be deemed the beneficial owner of 70,700 Shares.

Percentage: Approximately 0.3% as of the date hereof.

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 70,700 Shares
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 70,700 Shares

	(c)	See Annex A attached hereto.

	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

	(e)	Not applicable.

D.	Ardsley Partners Renewable Energy Fund, L.P.

	(a)	As of the date hereof, Ardsley Energy may be deemed the beneficial owner of 879,600 Shares.

Percentage: Approximately 3.5% as of the date hereof.

CUSIP No. 205859101	SCHEDULE 13D/A	Page 17 of 26 Pages

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 879,600
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 879,600

	(c)	See Annex A attached hereto.

	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

	(e)	Not applicable.

E.	Ardsley Renewable Energy Offshore Fund, Ltd.

	(a)	As of the date hereof, Ardsley Energy Offshore may be deemed the beneficial owner of 62,300 Shares.

Percentage: Approximately 0.2% as of the date hereof.

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 62,300 Shares
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 62,300 Shares

	(c)	See Annex A attached hereto.

	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

	(e)	Not applicable.

F.	Ardsley Advisory Partners

(a)
As of the date hereof, Ardsley, as the investment manager of APII, Ardsley Institutional, Ardsley Offshore, Ardsley Energy, Ardsley Energy Offshore and that certain managed account may be deemed the beneficial owner of the 3,230,000 Shares held by APII, Ardsley Institutional, Ardsley Offshore, Ardsley Energy, Ardsley Energy Offshore and the managed account.

Percentage: Approximately 12.7% as of the date hereof.

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,230,000 Shares
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,230,000 Shares

CUSIP No. 205859101	SCHEDULE 13D/A	Page 18 of 26 Pages

(c)
Ardsley Advisory Partners did not enter into any transactions in the Common Stock of the Company since the filing of Amendment No. 1. Information with respect to the transactions by APII, Ardsley Institutional, Ardsley Offshore, Ardsley Energy, Ardsley Energy Offshore and the certain managed account is set forth in Annex A, attached hereto.

	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

	(e)	Not applicable.

G.	Ardsley Partners I

(a)
As of the date hereof, API as the general partner of APII, Ardsley Institutional and Ardsley Energy may be deemed the beneficial owner of the 2,808,900 Shares held by APII, Ardsley Institutional and Ardsley Energy..

Percentage: Approximately 11.0% as of the date hereof.

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,808,900 Shares
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,808,900 Shares

(c)
Ardsley Partners I did not enter into any transactions in the Common Stock of the Company since the filing of Amendment No. 1. Information with respect to the transactions by APII, Ardsley Institutional and Ardsley Energy is set forth in Annex A, attached hereto.

	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

	(e)	Not applicable.

H.	Philip J. Hempleman

(a)
As of the date hereof, Mr. Hempleman, (i) as the managing partner of Ardsley and Ardsley Partners and may be deemed the beneficial owner of the 3,230,000 Shares held by APII, Ardsley Institutional, Ardsley Offshore, Ardsley Energy, Ardsley Energy Offshore and that certain managed account.

Percentage: Approximately 12.7% as of the date hereof.

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,230,000 Shares
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,230,000 Shares

(c)
Philip J. Hempleman did not enter into any transactions in the Common Stock of the Company since the filing of Amendment No. 1. Information with respect to the transactions by APII, Ardsley Institutional, Ardsley Offshore, Ardsley Energy, Ardsley Energy Offshore and the certain managed account is set forth in Annex A, attached hereto.

	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

CUSIP No. 205859101	SCHEDULE 13D/A	Page 19 of 26 Pages

	(e)	Not applicable.

I.	Spencer Hempleman

	(a)	As of the date hereof, Mr. Spencer Hempleman, may be deemed the beneficial owner of 117,000 shares.

Percentage: Approximately 0.5% as of the date hereof.

	(b)	1. Sole power to vote or direct vote: 117,000
2. Shared power to vote or direct vote: 0 Shares
3. Sole power to dispose or direct the disposition: 117,000
4. Shared power to dispose or direct the disposition: 0 Shares

	(c)	See Annex A attached hereto.

	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

	(e)	Not applicable.

J.	Benjamin Ian Block

	(a)	As of the date hereof, Mr. Benjamin Ian Block, may be deemed the beneficial owner of 2,500 shares.

Percentage: Less than 0.1% as of the date hereof.

	(b)	1. Sole power to vote or direct vote: 2,500 Shares
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,500 Shares
4. Shared power to dispose or direct the disposition: 0

	(c)	None.

	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

	(e)	Not applicable.

K.	Steven Napoli

	(a)	As of the date hereof, Mr. Steven Napoli, may be deemed the beneficial owner of 1,000 shares.

Percentage: Less than 0.1% as of the date hereof.

CUSIP No. 205859101	SCHEDULE 13D/A	Page 20 of 26 Pages

(b)	1. Sole power to vote or direct vote: 1,000 Shares
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,000 Shares
4. Shared power to dispose or direct the disposition: 0

(c)	See Annex A attached hereto.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to add:

Other than the Joint Acquisition Statement attached as Exhibit A hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended and supplemented to add the following:

Exhibit A: Joint Acquisition Statement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 205859101	SCHEDULE 13D/A	Page 21 of 26 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: January 6, 2012
ARDSLEY PARTNERS FUND II, L.P.
	BY:	ARDSLEY PARTNERS I,
GENERAL PARTNER

	By:	/s/ Steven Napoli
Steven Napoli
General Partner

ARDSLEY PARTNERS INSTITUTIONAL FUND, L.P.
	BY:	ARDSLEY PARTNERS I,
GENERAL PARTNER

	By:	/s/ Steven Napoli
Steven Napoli
General Partner

ARDSLEY OFFSHORE FUND, LTD.

	By:	/s/ Steven Napoli
Steven Napoli
Director

ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.
	BY:	ARDSLEY PARTNERS I,
GENERAL PARTNER

	By:	/s/ Steven Napoli
Steven Napoli
General Partner

ARDSLEY RENEWABLE ENERGY OFFSHORE FUND, LTD.

	By:	/s/ Steven Napoli
Steven Napoli
Director

ARDSLEY ADVISORY PARTNERS

	By:	/s/ Steven Napoli
Steven Napoli
Partner

CUSIP No. 205859101	SCHEDULE 13D/A	Page 22 of 26 Pages

ARDSLEY PARTNERS I

	By:	/s/ Steven Napoli
Steven Napoli
General Partner

PHILIP J. HEMPLEMAN, INDIVIDUALLY

/s/ Steven Napoli*
Steven Napoli
As attorney in fact for Philip J. Hempleman

SPENCER HEMPLEMAN, INDIVIDUALLY

/s/ Spencer Hempleman

BENJAMIN IAN BLOCK, INDIVIDUALLY

/s/ Benjamin Ian Block

STEVEN NAPOLI, INDIVIDUALLY

/s/ Steven Napoli

*	Evidence of Power of Attorney was filed with the Schedule 13G/A filed on February 15, 2006 (Acc-no: 0000902664-06-000895) and is incorporated by reference into this filing.

CUSIP No. 205859101	SCHEDULE 13D/A	Page 23 of 26 Pages

Annex A

This Annex sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person since the Filing of Amendment No. 1 on December 15, 2011.  All transactions were effectuated in the open market through a broker.

ARDSLEY PARTNERS FUND II, L.P.

Trade Date	Shares Purchased (Sold)	Price ($)*
12/28/2011	143,100	$1.2295
12/28/2011	16,200	$1.2292
12/29/2011	27,000	$1.2252
12/29/2011	40,400	$1.1675
12/30/2011	4,200	$1.2741
12/30/2011	289,900	$1.2237
1/3/2012	68,900	$1.3489
1/4/2012	13,300	$1.4094
1/4/2012	39,900	$1.4000

ARDSLEY PARTNERS INSTITUTIONAL FUND, LTD.

Trade Date	Shares Purchased (Sold)	Price ($)*
12/28/2011	117,900	$1.2295
12/28/2011	12,800	$1.2292
12/29/2011	21,300	$1.2252
12/29/2011	32,000	$1.1675
12/30/2011	23,800	$1.2741
12/30/2011	259,000	$1.2237
1/3/2012	28,600	$1.3489
1/4/2012	10,800	$1.4094
1/4/2012	32,500	$1.4000

ARDSLEY OFFSHORE FUND, LTD.

Trade Date	Shares Purchased (Sold)	Price ($)*
12/28/2011	9,000	$1.2295
12/28/2011	1,000	$1.2292
12/29/2011	1,700	$1.2252
12/29/2011	2,600	$1.1675
12/30/2011	2,000	$1.2741
12/30/2011	21,100	$1.2237
1/3/2012	2,500	$1.3489
1/4/2012	900	$1.4094
1/4/2012	2,600	$1.4000

CUSIP No. 205859101	SCHEDULE 13D/A	Page 24 of 26 Pages

ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.

Trade Date	Shares Purchased (Sold)	Price ($)*
12/27/2011	100,500	$1.2819
12/28/2011	92,900	$1.2292
12/29/2011	35,800	$1.2252

ARDSLEY RENEWABLE ENERGY OFFSHORE FUND, LTD.

Trade Date	Shares Purchased (Sold)	Price ($)*
12/27/2011	5,100	$1.2819
12/28/2011	6,600	$1.2292
12/29/2011	2,500	$1.2252

MANAGED ACCOUNT

Trade Date	Shares Purchased (Sold)	Price ($)*
12/27/2011	44,400	$1.2819
12/28/2011	30,500	$1.2292
12/29/2011	11,700	$1.2252

MR. SPENCER HEMPLEMAN

Trade Date	Shares Purchased (Sold)	Price ($)*
12/30/2011	100	$1.2800
12/30/2011	100	$1.2800
12/30/2011	2,200	$1.2800
12/30/2011	500	$1.2800
12/30/2011	4,552	$1.3000
12/30/2011	1,100	$1.2600
12/30/2011	2,800	$1.2800
12/30/2011	5,400	$1.2900
12/30/2011	6,200	$1.2713
12/30/2011	2,048	$1.2900
12/30/2011	10,000	$1.3008
1/3/2012	2,700	$1.3500
1/3/2012	2,300	$1.3435

MR. STEVEN NAPOLI

Trade Date	Shares Purchased (Sold)	Price ($)*
12/28/2011	1,000	$1.2095

*Excluding commissions

CUSIP No. 205859101	SCHEDULE 13D/A	Page 25 of 26 Pages

EXHIBIT A

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: January 6, 2012
ARDSLEY PARTNERS FUND II, L.P.
	BY:	ARDSLEY PARTNERS I,
GENERAL PARTNER

	By:	/s/ Steven Napoli
Steven Napoli
General Partner

ARDSLEY PARTNERS INSTITUTIONAL FUND, L.P.
	BY:	ARDSLEY PARTNERS I,
GENERAL PARTNER

	By:	/s/ Steven Napoli
Steven Napoli
General Partner

ARDSLEY OFFSHORE FUND, LTD.

	By:	/s/ Steven Napoli
Steven Napoli
Director

ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.
	BY:	ARDSLEY PARTNERS I,
GENERAL PARTNER

	By:	/s/ Steven Napoli
Steven Napoli
General Partner

ARDSLEY RENEWABLE ENERGY OFFSHORE FUND, LTD.

	By:	/s/ Steven Napoli
Steven Napoli
Director

CUSIP No. 205859101	SCHEDULE 13D/A	Page 26 of 26 Pages

ARDSLEY ADVISORY PARTNERS

	By:	/s/ Steven Napoli
Steven Napoli
Partner

ARDSLEY PARTNERS I

	By:	/s/ Steven Napoli
Steven Napoli
General Partner

PHILIP J. HEMPLEMAN, INDIVIDUALLY

/s/ Steven Napoli*
Steven Napoli
As attorney in fact for Philip J. Hempleman

SPENCER HEMPLEMAN, INDIVIDUALLY

/s/ Spencer Hempleman

BENJAMIN IAN BLOCK, INDIVIDUALLY

/s/ Benjamin Ian Block

STEVEN NAPOLI, INDIVIDUALLY

/s/ Steven Napoli

*	Evidence of Power of Attorney was filed with the Schedule 13G/A filed on February 15, 2006 (Acc-no: 0000902664-06-000895) and is incorporated by reference into this filing.